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Exhibit 99.1

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

        Under the terms of an Indenture, certain financial and other information related to our subsidiary GGP—TRC, L.L.C, ("TRCLLC"), formerly known as The Rouse Company L.L.C., has been included as this Exhibit 99.1 to the General Growth Properties, Inc. Form 10-K.

        All references to numbered Notes are to specific footnotes to the Consolidated Financial Statements of TRCLLC included in this report. The descriptions (and definitions, if not otherwise defined) included in such Notes are incorporated into the applicable response by reference. The following discussion should be read in conjunction with such Consolidated Financial Statements and related Notes. The terms "we", "us" and "our" in this report may also be used to refer to TRCLLC and its subsidiaries.

        TRCLLC is a Delaware limited liability company, formed on November 9, 2010, and the successor company (the "Successor") through voluntary conversion of The Rouse Company Limited Partnership ("TRCLP" or the "Predecessor") into a limited liability company on November 9, 2010 (the "Effective Date").

        TRCLP was the successor company to The Rouse Company which was acquired by GGP, Inc. in 2004. GGP, Inc., a Delaware corporation, was a self-administered and self-managed Real Estate Investment Trust ("REIT"). General Growth Properties, Inc. ("New GGP", "GGP" or the "Company") was organized in July 2010 and is the successor registrant, by merger, on the Effective Date with GGP, Inc. GGP, Inc. and certain of its domestic subsidiaries, including TRCLP and certain of TRCLP's subsidiaries, had filed for bankruptcy protection under Chapter 11 of Title 11 of the United States Code ("Chapter 11") in the Southern District of New York on April 16, 2009 and emerged from bankruptcy, pursuant to a plan of reorganization (the "Plan") on the Effective Date.

        Pursuant to the Plan, prior to the Effective Date, TRCLP distributed various operating properties to GGP, Inc. The operations of these properties have been reported in the Predecessor periods as discontinued operations in the Consolidated Statements of Operations and Comprehensive Income (Loss) (Note 4).

        During the years ended December 31, 2012 and 2011, TRCLLC distributed various operating properties to GGP. The operations of these properties have been reported as discontinued operations in the Consolidated Statements of Operations and Comprehensive Income (Loss).

        As of December 31, 2012, TRCLLC is obligated on approximately $700.5 million of publicly-traded unsecured bonds with maturities between November 2013 and November 2015 and interest rates ranging from 5.38% to 6.75%. The bonds also have covenants, including ratios of secured debt to gross assets and total debt to total gross assets. We are not aware of any instance of non-compliance with our financial covenants related to our mortgages, notes and loan payable as of December 31, 2012.

Management's Summary

        Our primary business includes the operation, development and management of retail and other rental property, primarily shopping centers. From the Effective Date, TRCLLC operates in a single reportable segment.

        Through our subsidiaries and affiliates, we operate, manage and selectively redevelop primarily regional malls, which are predominately located throughout the United States. We also hold assets in Brazil through investments in Unconsolidated Real Estate Affiliates (as defined below).

        In this report, we refer to our ownership interests in properties in which we own a majority or controlling interest and, as a result, are consolidated under accounting principles generally accepted in the United States of America ("GAAP") as the "Consolidated Properties." We also hold some properties through joint venture entities in which we own a non-controlling interest ("Unconsolidated Real Estate Affiliates") and we refer to those properties as the "Unconsolidated Properties."

        We generally make all key strategic decisions for our Consolidated Properties. Such strategic decisions for the Unconsolidated Properties are made with the respective stockholders, members or joint venture partners. GGP is also the asset manager for most of the Unconsolidated Properties, executing the strategic decisions and overseeing the day-to-day property management functions, including operations, leasing, construction management, maintenance, accounting, marketing and promotional services. With respect to Unconsolidated Properties, we generally conduct the management activities through one of GGP's taxable REIT subsidiaries ("TRS").

        There are several factors, many beyond our control, which could, individually or collectively, adversely affect our results of operations or financial condition. Some of the risks are described below. Additional risks are described under "Risk Factors" in Item 1A of this Annual Report on Form 10-K filed by General Growth Properties, Inc. and should be read in conjunction with the review of the information contained herein.

Management's Discussion of Operations and Liquidity

        Certain Significant Consolidated Revenues and Expenses:

	Years Ended December 31,
	2012	2011	$ Change	% Change
	(In thousands)
Tenant rents	$313,001	$308,393	$4,608	1.5%
Other revenue	14,992	10,627	4,365	41.1%
Property operating expenses	103,152	104,294	(1,142)	-1.1%
Property management and other costs	27,119	48,411	(21,292)	-44.0%
Depreciation and amortization	99,747	120,665	(20,918)	-17.3%
Net interest expense	(155,061)	(171,967)	16,906	-9.8%
Loss on extinguishment of debt	(15,007)	—	(15,007)	-100.0%
Provision for income taxes	3	(286)	289	-101.0%
Equity in income of Unconsolidated Real Estate Affiliates	35,236	18,431	16,805	91.2%
Equity in income of Unconsolidated Real Estate Affiliates—gain on investment	19,817	—	19,817	-100.0%
Discontinued operations	20,290	36,164	(15,874)	-43.9%

	Years Ended December 31,
	2012	2011	$ Change	% Change
	(In thousands)
Components of Minimum rents:
Base minimum rents	$206,294	$201,353	$4,941	2.5%
Lease termination income	447	847	(400)	(47.2)
Straight-line rent	8,230	9,046	(816)	(9.0)
Above-and below-market tenant leases, net	(11,090)	(10,468)	(622)	5.9

Total Minimum rents	$203,881	$200,778	$3,103	1.5%

        Tenant rents, defined as the sum of minimum rents, tenant recoveries and overage rents increased by $4.6 million primarily due to increases in minimum rents, for the year ended December 31, 2012.

The base minimum rents have increased due to a net increase in contractual rental rates and an increase in permanent occupancy within our regional malls.

        Property management and other costs decreased by $21.3 million due primarily to the discontinuance of the allocation of GGP corporate overhead to TRCLLC in 2011. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K for further discussion related to GGP property management and other costs.

        Depreciation and amortization decreased $20.9 million for the year ended December 31, 2012 primarily due to a reduction in the write-off of in-places leases during 2012.

        Net interest expense decreased $16.9 million for the year ended December 31, 2012 primarily due to the lower average debt balance on our unsecured bonds due to amounts repaid during 2012. In addition, we refinanced two properties, resulting in a lower debt balance and lower weighted average interest expense in 2012.

        The loss of extinguishment of debt of $15.0 million represents the one-time make-whole payment related to the early payoff of the 6.75% public indenture due 2013.

        The increase in equity in income of Unconsolidated Real Estate Affiliates of $16.8 million for the year ended December 31, 2012 was primarily due to a reduction in basis amortization as a result of the distribution of investments in joint ventures to GGP during 2012. The remaining increase is due to improved operations at all of our joint ventures as well as a reduction in amortization expense as a result of fewer tenant specific intangibles.

        The gain on investment of Unconsolidated Real Estate Affiliates of $19.8 million represents the gains from the dilution of our investment in Aliansce as a result of the secondary offering.

Cash position and liquidity as of December 31, 2012

        TRCLLC had $434 thousand in cash and cash equivalents as of December 31, 2012. The cash position of TRCLLC is largely dependent on the relative short-term demands for cash by TRCLLC and GGP. We have $91.8 million of publicly-traded unsecured bonds which mature in 2013. TRCLLC expects to remain current with respect to its debt obligations and be able to access additional funds as required from GGP.

        On February 14, 2013, we redeemed the $91.8 million of unsecured notes due November 26, 2013 (the "Notes") The Notes were redeemed in cash at the "Make-Whole Price" as defined in the applicable indenture plus accrued and unpaid interest up to, but excluding, the redemption date. We expect to incur debt extinguishment costs of approximately $3 million in connection with the redemption in the first quarter of 2013.

GGP—TRC, L.L.C.
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page Number
Consolidated Financial Statements
Independent Auditors' Report		T-5
Consolidated Balance Sheets as of December 31, 2012 and 2011		T-7

Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2012 and 2011, the period November 10, 2010 through December 31, 2010 (Successor Operations) and the period January 1, 2010 through November 9, 2010 (Predecessor Operations)

T-8

Consolidated Statements of Capital for the years ended December 31, 2012 and 2011, the period November 10, 2010 through December 31, 2010 (Successor Operations) and the period January 1, 2010 through November 9, 2010 (Predecessor Operations)

T-9

Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011, the period November 10, 2010 through December 31, 2010 (Successor Operations) and the period January 1, 2010 through November 9, 2010 (Predecessor Operations)

T-10
Notes to Consolidated Financial Statements
Note 1	Organization	T-12
Note 2	Summary of Significant Accounting Policies	T-12
Note 3	Acquisitions, Dispositions and Intangibles	T-19
Note 4	Dispositions, Discontinued Operations and Gains (Losses) on Dispositions of Interests in Operating Properties	T-20
Note 5	Fair Value	T-21
Note 6	Unconsolidated Real Estate Affiliates	T-23
Note 7	Mortgages, Notes and Loans Payable	T-25
Note 8	Income Taxes	T-26
Note 9	Rentals Under Operating Leases	T-28
Note 10	Prepaid Expenses and Other Assets	T-28
Note 11	Accounts Payable and Accrued Expenses	T-29
Note 12	Commitments and Contingencies	T-29
Note 13	Subsequent Events	T-30

INDEPENDENT AUDITORS' REPORT

To The Members of
GGP-TRC, L.L.C.
Chicago, Illinois

We have audited the accompanying consolidated financial statements of GGP-TRC, L.L.C., and its subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), capital, and cash flows for the year ended December 31, 2012 and 2011, and the period from November 10, 2010 through December 31, 2010 (Successor Company operations), and the period from January 1, 2010 to November 9, 2010 (Predecessor Company operations), and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the Successor Company consolidated financial statements referred to above present fairly, in all material respects, the financial position of GGP-TRC, L.L.C. and its subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the year ended December 31, 2012 and 2011, and for the period from November 10, 2010 through December 31, 2010 in accordance with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor Company consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows for the period from January 1, 2010 through November 9, 2010 in conformity with accounting principles generally accepted in the United States of America.

Emphasis-of-Matters

As discussed in Note 2 to the consolidated financial statements, on October 21, 2010, the Bankruptcy Court entered an order confirming the plan of reorganization which became effective on November 9, 2010. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with ASC 852-10, Reorganizations, and ASC 805-10, Business Combinations, for the Successor Company as a new entity including assets, liabilities, and a capital structure with carrying values not comparable with prior periods. Our opinion was not modified with respect to this matter.

As discussed in Note 2 to the consolidated financial statements, on June 1, 2011, certain properties owned by General Growth Properties, Inc. were contributed to the Company. In accordance with generally accepted accounting principles ("GAAP") established for mergers involving affiliates under common control, the consolidated financial statements of the Company have been recast to include the financial positions and results of operations and cash flows of these properties for all periods presented. Our opinion was not modified with respect to this matter.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 28, 2013

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
	(In thousands)
Assets:
Investment in real estate:
Land	$463,455	$901,274
Buildings and equipment	2,269,051	4,749,122
Less accumulated depreciation	(188,672)	(251,137)
Construction in progress	14,182	38,535

Net property and equipment	2,558,016	5,437,794
Investment in and loans to/from Unconsolidated Real Estate Affiliates	904,922	1,725,338

Net investment in real estate	3,462,938	7,163,132
Cash and cash equivalents	434	442,559
Accounts and notes receivable, net	31,138	45,894
Deferred expenses, net	17,064	39,057
Prepaid expenses and other assets	162,764	400,401

Total assets	$3,674,338	$8,091,043

Liabilities:
Mortgages, notes and loans payable	$2,061,943	$4,440,481
Accounts payable and accrued expenses	164,131	339,596

Total liabilities	2,226,074	4,780,077

Capital:
Members' capital	3,310,504	6,118,338
Receivable from General Growth Properties, Inc.	(1,776,138)	(2,778,909)
Accumulated other comprehensive loss	(86,102)	(48,471)

Members' capital attributable to General Growth Properties, Inc.	1,448,264	3,290,958
Noncontrolling interests in Consolidated Real Estate Affiliates	—	20,008

Total capital	1,448,264	3,310,966

Total liabilities and capital	$3,674,338	$8,091,043

The accompanying notes are an integral part of these consolidated financial statements.

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
	(In thousands)
Revenues:
Minimum rents	$203,881	$200,778	$29,476	$171,145
Tenant recoveries	101,467	101,151	14,500	86,344
Overage rents	7,653	6,464	2,318	3,585
Other	14,992	10,627	2,237	8,301

Total revenues	327,993	319,020	48,531	269,375

Expenses:
Real estate taxes	33,367	33,497	4,429	28,440
Property maintenance costs	12,368	12,610	2,600	9,927
Marketing	4,113	4,211	1,385	2,541
Other property operating costs	51,826	52,942	8,166	43,937
Provision for doubtful accounts	1,478	1,034	(308)	864
Property management and other costs	27,119	48,411	(2,571)	11,557
Depreciation and amortization	99,747	120,665	16,900	68,185

Total expenses	230,018	273,370	30,601	165,451

Operating income	97,975	45,650	17,930	103,924
Interest income	691	854	246	237
Interest expense	(155,061)	(171,967)	(25,055)	(209,308)
Loss on extinguishment of debt	(15,007)	—	—	—

Loss before income taxes, equity in income of Unconsolidated
Real Estate Affiliates, reorganization items, discontinued operations and allocation to noncontrolling interests	(71,402)	(125,463)	(6,879)	(105,147)
Benefit from (provision for) income taxes	3	(286)	(14)	(98)
Equity in income of Unconsolidated Real Estate Affiliates	35,236	18,431	2,455	37,074
Equity in income of Unconsolidated Real Estate Affiliates—gain on investment	19,817	—	—	9,718
Reorganization items	—	—	—	(52,681)

Loss from continuing operations	(16,346)	(107,318)	(4,438)	(111,134)
Discontinued operations	20,290	36,164	1,259	595,699

Net income (loss)	3,944	(71,154)	(3,179)	484,565
Allocation to noncontrolling interests	382	1,260	(30)	2,706

Net income (loss) attributable to General Growth Properties, Inc.	$4,326	$(69,894)	$(3,209)	$487,271

Comprehensive (loss) income:
Net income (loss)	$3,944	$(71,154)	$(3,179)	$484,565
Other comprehensive (loss) income:
Foreign currency translation	(37,631)	(48,471)	—	6,247

Other comprehensive (loss) income	(33,687)	(119,625)	(3,179)	490,812

Comprehensive income (loss) allocated to noncontrolling interests	382	1,260	(30)	2,706

Comprehensive (loss) income, net attributable to General Growth Properties, Inc.	$(33,305)	$(118,365)	$(3,209)	$493,518

The accompanying notes are an integral part of these consolidated financial statements.

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CAPITAL

	Members' Capital	Accumulated other comprehensive loss	Receivable from General Growth Properties, Inc.	Noncontrolling Interests in Consolidated Real Estate Affiliates	Total Capital
	(In thousands)
Balance at January 1, 2010 (Predecessor)	10,005,030	42,438	(4,943,984)	20,719	5,124,203
Net loss	487,271	—	—	(2,706)	484,565
Other comprehensive loss	—	6,247	—	—	6,247
Advances to General Growth Properties, Inc.	—	—	1,405,075	—	1,405,075
Distributions to General Growth Properties, Inc.	(5,050,944)	—	1,325,195	(19,414)	(3,745,163)
Contribution from General Growth Properties, Inc.	892,477	—	—	—	892,477
Distributions to noncontrolling interests in Consolidated Real Estate Affiliates	192	—	—	(619)	(427)

Balance at November 9, 2010 (Predecessor)	6,334,026	$48,685	$(2,213,714)	$(2,020)	$4,166,977

Effects of acquisition accounting:
Elimination of Predecessor Member's Capital	(6,334,026)	—	—	—	(6,334,026)
Members' capital at fair value	7,499,804	—	—	—	7,499,804
Elimination of Predecessor accumulated other comprehensive income	—	(48,685)	—	—	(48,685)
Change in basis for noncontrolling interests in Consolidated Real Estate Affiliates	—	—	—	23,489	23,489

Balance at November 9, 2010 (Successor)	7,499,804	$—	$(2,213,714)	$21,469	$5,307,559

Net loss	(3,209)	—	—	30	(3,179)
Advances to General Growth Properties, Inc.	—	—	(599,103)	—	(599,103)
Distributions to noncontrolling interests in Consolidated Real Estate Affiliates	30	—	—	(83)	(53)

Balance at December 31, 2010 (Successor)	7,496,625	$—	$(2,812,817)	$21,416	$4,705,224

Net loss	(69,894)	—	—	(1,260)	(71,154)
Other comprehensive loss	—	(48,471)	—	—	(48,471)
Advances to General Growth Properties, Inc.	—	—	(449,011)	—	(449,011)
Distributions to General Growth Properties, Inc.	(1,308,014)	—	482,919	—	(825,095)
Distributions to noncontrolling interests in Consolidated Real Estate Affiliates	(379)	—	—	(148)	(527)

Balance at December 31, 2011 (Successor)	$6,118,338	$(48,471)	$(2,778,909)	$20,008	$3,310,966

Net loss	4,326	—	—	(382)	3,944
Other comprehensive loss	—	(37,631)	—	—	(37,631)
Advances from General Growth Properties, Inc.	—	—	570,434	—	570,434
Distributions to General Growth Properties, Inc.	(2,812,160)	—	432,337	(13,901)	(2,393,724)
Distributions to noncontrolling interests in Consolidated Real Estate Affiliates	—	—	—	(5,725)	(5,725)

Balance at December 31, 2012 (Successor)	$3,310,504	$(86,102)	$(1,776,138)	$—	$1,448,264

The accompanying notes are an integral part of these consolidated financial statements.

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
	(In thousands)
Cash Flows from Operating Activities:
Net income (loss)	$3,944	$(71,154)	$(3,179)	$484,565
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in income of Unconsolidated Real Estate Affiliates	(35,236)	(13,402)	(3,539)	(45,423)
Equity in income of Unconsolidated Real Estate Affiliates—gain on investment	(19,817)	—	—	(9,718)
Distributions received from Unconsolidated Real Estate Affiliates	18,664	14,986	899	48,452
Provision for doubtful accounts	1,583	164	362	9,155
Depreciation	153,361	287,304	43,890	339,891
Amortization	9,692	13,656	1,742	20,167
Amortization/write-off of deferred finance costs	—	69	—	6,072
Accretion/write-off of debt market rate adjustments	(24,352)	(39,708)	(3,956)	92,995
Amortization of intangibles other than in-place leases	19,925	35,719	6,439	2,857
Straight-line rent amortization	(12,970)	(26,148)	(366)	(18,942)
Loss (gain) on dispositions	(10,984)	1,328	—	(1,943)
Provisions for impairment	13,810	4,107	—	12,945
Deferred income taxes	—	—	—	(517,186)
Reorganization items—finance costs related to emerged entities	—	—	—	81,903
Non-cash reorganization items	—	—	—	(66,924)
Net changes:
Accounts and notes receivable	2,097	(3,351)	6,349	(3,916)
Prepaid expenses and other assets	(27,329)	5,867	(27,103)	39,849
Accounts payable and accrued expenses	(35,545)	9,439	(29,070)	(106,033)
Other, net	—	—	—	(45,519)

Net cash provided by (used in) operating activities	56,843	218,876	(7,532)	323,247

Cash Flows from Investing Activities:
Acquisition/development of real estate and property additions/improvements	(62,516)	(101,265)	(6,247)	(136,704)
Proceeds from sales of investment properties	62,180	184,551	327	1,739
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	27,890	52,073	7,486	92,088
Increase in investments in Unconsolidated Real Estate Affiliates	(14,704)	(21,739)	(2,301)	(17,624)
Decrease (increase) in restricted cash	2,594	3,004	(1,102)	(8,794)
Other, net	121	111	931	4,576

Net cash provided by (used in) investing activities	15,565	116,735	(906)	(64,719)

Cash Flows from Financing Activities:
Proceeds from refinance/issuance of mortgages, notes and loans payable	—	1,738	—	—
Principal payments on mortgages, notes and loans payable	(1,076,744)	(340,199)	(6,700)	(765,297)
(Advances to) borrowings from General Growth Properties, Inc.	562,219	(449,011)	(599,099)	1,188,020
Capital contribution from General Growth Properties, Inc.	—	—	—	892,477
Distribution to noncontrolling interests	—	(1,875)	(23)	(1,298)
Contributions from noncontrolling interests	—	1,349	—	113
Finance costs related to emerged entities	—	—	(3)	(81,903)
Distribution to GGPLP	—	—	—	(22,511)
Deferred financing costs	—	(8,684)	—	—
Other, net	(8)	—	(31)	(22)

Net cash (used in) provided by financing activities	(514,533)	(796,682)	(605,856)	1,209,579

Net change in cash and cash equivalents	(442,125)	(461,071)	(614,294)	1,468,107
Cash and cash equivalents at beginning of period	442,559	903,630	1,517,924	49,817

Cash and cash equivalents at end of period	$434	$442,559	$903,630	$1,517,924

The accompanying notes are an integral part of these consolidated financial statements.

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
	(In thousands)
Supplemental Disclosure of Cash Flow Information:
Interest paid	$199,025	$301,600	$22,372	$763,828
Interest capitalized	274	758	105	43,454
Income taxes paid	37	935	28	2,752
Reorganization items paid	—	—	980	83,301
Non-Cash Transactions:
Change in accrued capital expenditures included in accounts payable and accrued expenses	$520	$3,013	$762	$(83,731)
Mortgage debt market rate adjustment related to emerged entities	—	—	—	(21,716)
Change in deferred contingent property acquisition liabilities	—	—	—	(68,378)
Non-Cash Distribution to GGPLP:
Assets	3,779,486	1,583,110	—	9,880
Liabilities	(1,385,762)	(758,014)	—	(9,902)
Supplemental Disclosure of cash flow information related to Acquisition Accounting:
Non-cash changes related to acquisition accounting:
Land	$—	$—	$—	$381,023
Buildings and equipment	—	—	—	(771,819)
Less accumulated depreciation	—	—	—	1,477,082
Investment in and loans to/from Unconsolidated Real Estate Affiliates	—	—	—	531,489
Accounts receivable	—	—	—	(76,349)
Deferred expenses, net	—	—	—	(7,698)
Prepaid expenses	—	—	—	489,378
Mortgages, notes and loans payable	—	—	—	(113,348)
Accounts payable and accrued expenses	—	—	—	(329,133)
Capital	—	—	—	(1,380,961)

The accompanying notes are an integral part of these consolidated financial statements.

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 ORGANIZATION

        GGP—TRC L.L.C., formerly known as The Rouse Company L.L.C., ("TRCLLC", the "Successor", "we" or "us") is a Delaware limited liability company, formed on November 9, 2010 (the "Effective Date") through voluntary conversion of The Rouse Company Limited Partnership ("TRCLP" or the "Predecessor") into a limited liability company.

        TRCLP was the successor company to The Rouse Company which was acquired by GGP, Inc. in 2004. GGP, Inc., a Delaware corporation, was a self-administered and self-managed Real Estate Investment Trust ("REIT"). General Growth Properties, Inc. ("New GGP", "GGP" or the "Company") was organized in July 2010 and is the successor registrant, by merger, on the Effective Date with GGP, Inc. GGP, Inc. and certain of its domestic subsidiaries (the "Debtors"), including TRCLP and certain of TRCLP's subsidiaries, had filed for bankruptcy protection under Chapter 11 of Title 11 of the United States Code (the "Chapter 11 Cases") in the Southern District of New York on April 16, 2009 and emerged from bankruptcy, pursuant to a plan of reorganization (the "Plan") on the Effective Date.

        Through our subsidiaries and affiliates, we operate, manage and selectively redevelop primarily regional malls, which are predominately located throughout the United States. We also hold assets in Brazil through investments in Unconsolidated Real Estate Affiliates (as defined below).

        We refer to our ownership interests in properties in which we own a majority or controlling interest and, as a result, are consolidated under accounting principles generally accepted in the United States of America ("GAAP") as the "Consolidated Properties." We also hold some properties through joint venture entities in which we own a non-controlling interest ("Unconsolidated Real Estate Affiliates") and we refer to those properties as the "Unconsolidated Properties."

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

        The accompanying consolidated financial statements include the accounts of TRCLLC, its subsidiaries and joint ventures in which it has a controlling interest. For consolidated joint ventures, the noncontrolling partner's share of the assets, liabilities and operations of the joint venture (generally computed as the joint venture partner's ownership percentage) is included in noncontrolling interests in consolidated real estate affiliates as permanent equity of the Company. All significant intercompany balances and transactions have been eliminated.

        Pursuant to the Plan, prior to the Effective Date, TRCLP distributed various operating properties to Old GGP. The operations of these properties have been reported in the Predecessor periods as discontinued operations on the Consolidated Statements of Operations and Comprehensive Income (loss) (Note 4).

        The acquisition method of accounting was applied by the Company at the Effective Date, and as a result, the accompanying consolidated financial statements of the Successor have been prepared in conformity with reorganizations and business combinations accounting standards and reflect the revaluation of the Predecessor's assets, liabilities and equity to fair value. As a result the financial statements of the Successor may not be comparable to the financial statements of the Predecessor.

        During the years ended December 31, 2012 and 2011, TRCLLC distributed various operating properties to GGP. The operations of these properties have been reported in the Predecessor and

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Successor periods as discontinued operations in the Consolidated Statements of Operations and Comprehensive Income (loss).

        On June 1, 2011, certain properties owned by GGP, Inc. were contributed to TRCLLC. In accordance with GAAP established for mergers involving affiliates under common control, the consolidated financial statements of TRCLLC have been recast to include the financial positions and results of these properties for all periods presented.

Reclassifications

        Certain prior period amounts included on the Consolidated Statements of Operations and Comprehensive Income (Loss) and related footnotes associated with properties we have disposed of or distributed have been reclassified to discontinued operations for all periods presented.

Properties

        Real estate assets are stated at cost less any provisions for impairments. Expenditures for significant betterments and improvements are capitalized. Maintenance and repairs are charged to expense when incurred. Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized. Real estate taxes and interest costs incurred during construction periods are capitalized. Capitalized interest costs are based on qualified expenditures and interest rates in place during the construction period. Capitalized real estate taxes and interest costs are amortized over lives which are consistent with the constructed assets.

        Pre-development costs, which generally include legal and professional fees and other third-party costs directly-related to the construction assets, are capitalized as part of the property being developed. In the event a development is no longer deemed to be probable, the costs previously capitalized are expensed (see our impairment policies in this Note 2 below).

        We periodically review the estimated useful lives of our properties. Depreciation or amortization expense is computed using the straight-line method based upon the following estimated useful lives of the respective asset, which is typically 45 years for building and improvements, five to 10 years for equipment and fixtures and the shorter of lease term or useful life for tenant improvements.

Investments in Unconsolidated Real Estate Affiliates

        We account for investments in joint ventures where we own a non-controlling joint interest using the equity method. Under the equity method, the cost of our investment is adjusted for our share of the equity in earnings of such Unconsolidated Real Estate Affiliates from the date of acquisition, increased by our contributions and reduced by distributions received. Generally, the operating agreements with respect to our Unconsolidated Real Estate Affiliates provide that assets, liabilities and funding obligations are shared in accordance with our ownership percentages. Therefore, we generally also share in the profit and losses, cash flows and other matters relating to our Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. Differences between the carrying amount of our investment in the Unconsolidated Real Estate Affiliates and our share of the underlying equity of our Unconsolidated Real Estate Affiliates are typically amortized over lives ranging from five to 45 years. When cumulative distributions exceed our investment in the joint

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

venture, the investment is reported as a liability in our consolidated financial statements. The liability is limited to our maximum potential obligation to fund contractual obligations, including recourse related to certain debt obligations.

Cash and Cash Equivalents

        Highly-liquid investments with maturities of three months or less are classified as cash equivalents.

Receivable from General Growth Properties, Inc.

        The amounts receivable from General Growth Properties, Inc. are primarily non-interest bearing, unsecured, payable on demand, and have been reflected as a component of Capital.

Leases

        We account for the majority of our leases, in which we are the lessor or lessee, as operating leases. Leases in which we are the lessor that transfer substantially all the risks and benefits of ownership to tenants are considered finance leases and the present values of the minimum lease payments and the estimated residual values of the leased properties, if any, are accounted for as receivables. Leases in which we are the lessee that transfer substantially all the risks and benefits of ownership to us are considered capital leases and the present values of the minimum lease payments are accounted for as assets and liabilities.

        Tenant improvements, either paid directly or in the form of construction allowances paid to tenants, are capitalized as Building and equipment and depreciated over the shorter of the useful life or the applicable lease term.

        In leasing tenant space, we may provide funding to the lessee through a tenant allowance. In accounting for a tenant allowance, we determine whether the allowance represents funding for the construction of leasehold improvements and evaluate the ownership of such improvements. If we are considered the owner of the leasehold improvements for accounting purposes, we capitalize the amount of the tenant allowance and depreciate it over the shorter of the useful life of the leasehold improvements or the related lease term. If the tenant allowance represents a payment for a purpose other than funding leasehold improvements, or in the event we are not considered the owner of the improvements for accounting purposes, the allowance is considered to be a lease incentive and is capitalized to Deferred expenses and recognized over the lease term as a reduction of rental revenue on a straight-line basis.

Deferred Expenses

        Deferred expenses primarily consist of leasing commissions and related costs and are amortized using the straight-line method over the life of the leases. Deferred expenses also include financing fees we incurred in order to obtain long-term financing and are amortized on a straight line basis as interest expense over the terms of the respective financing agreements, which approximates the effective interest method.

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition and related matters

        Minimum rent revenues are recognized on a straight-line basis over the terms of the related operating leases, including the effect of any free rent periods. Minimum rent revenues also include lease termination income collected from tenants to allow for the tenant to vacate their space prior to their scheduled termination dates as well as accretion related to above and below-market tenant leases on acquired properties and properties that were recorded at fair value at the Effective Date. The following is a summary of amortization of straight-line rent, net amortization/accretion related to above and below-market tenant leases, termination income:

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
	(In thousands)
Amortization of straight-line rent	$8,230	$9,046	$355	$3,846
Net amortization/accretion of above and below-market tenant leases	(11,090)	(10,468)	(1,563)	530
Lease termination income	447	847	257	951

        The following is a summary of straight-line rent receivables, which are included in Accounts and notes receivable, net in our Consolidated Balance Sheets and are reduced for allowances and amounts doubtful of collection:

	December 31, 2012	December 31, 2011
	(In thousands)
Straight-line rent receivables, net	$17,633	$23,526

        Overage rent is paid by a tenant when its sales exceed an agreed upon minimum amount, is recognized on an accrual basis once tenant sales exceed contractual tenant lease thresholds and is calculated by multiplying the sales in excess of the minimum amount by a percentage defined in the lease. Recoveries from tenants are established in the leases or computed based upon a formula related to real estate taxes, insurance and other property operating expenses and are generally recognized as revenues in the period the related costs are incurred.

        We provide an allowance for doubtful accounts against the portion of accounts receivable, including straight-line rents, which is estimated to be uncollectible. Such allowances are reviewed

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

periodically based upon our recovery experience. The following table summarizes the changes in allowance for doubtful accounts:

	Successor			Predecessor
	2012	2011	2010	2010
	(In thousands)
Balance as of January 1, (November 10, 2010 for Successor)	$5,383	$14,680	$18,620	$45,413
Provisions for doubtful accounts	1,478	1,034	(308)	864
Write-offs	(3,464)	(10,331)	(3,632)	(27,657)

Balance as of December 31, (November 9, 2010 for Predecessor)	$3,397	$5,383	$14,680	$18,620

Impairment

Operating properties

        Accounting for the impairment of long-lived assets requires that if impairment indicators exist and the undiscounted cash flows expected to be generated by an asset are less than its carrying amount, an impairment provision should be recorded to write down the carrying amount of such asset to its fair value. We review our consolidated assets for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

        Impairment indicators are assessed separately for each property and include, but are not limited to, significant decreases in real estate property net operating income, significant occupancy percentage changes, debt maturities and management's intent with respect to the assets.

        If an indicator of potential impairment exists, the asset is tested for recoverability by comparing its carrying amount to the estimated future undiscounted cash flows. The cash flow estimates used both for determining recoverability and estimating fair value are inherently judgmental and reflect current and projected trends in rental, occupancy and capitalization rates, and estimated holding periods for the applicable assets. Although the carrying amount may exceed the estimated fair value of certain properties, a real estate asset is only considered to be impaired when its carrying amount cannot be recovered through estimated future undiscounted cash flows. To the extent an impairment provision is determined to be necessary, the excess of the carrying amount of the asset over its estimated fair value is expensed to operations. In addition, the impairment provision is allocated proportionately to adjust the carrying amount of the asset group. The adjusted carrying amount, which represents the new cost basis of the asset, is depreciated over the remaining useful life of the property.

        Impairment indicators for pre-development costs, which are typically costs incurred during the beginning stages of a potential development and developments in progress are assessed by project and include, but are not limited to, significant changes in the Company's plans with respect to the project, significant changes in projected completion dates, tenant demand, revenues or cash flows, development costs, market factors and sustainability of development projects.

        Impairment charges are recorded in the Consolidated Statements of Operations and Comprehensive Income (Loss) when the carrying value of a property is not recoverable and it exceeds

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the estimated fair value of the property, which can occur in accounting periods preceding disposition and/or in the period of disposition.

        Although we may market a property for sale, there can be no assurance that the transaction will be complete until the sale is finalized. However, GAAP requires us to utilize the Company's expected holding period of our properties when assessing recoverability. If we cannot recover the carrying value of these properties within the planned hold period, we will estimate the fair values of the assets and record impairment charges for properties in which the estimated fair value is less than their carrying value.

        During the respective periods, we determined there were events and circumstances indicating that certain properties or pre-development costs were not recoverable and therefore required impairments. As such, we recorded impairment charges related to two operating properties of $13.8 million for the year ended December 31, 2012. In 2011, we recorded impairment charges related to one operating property and related pre-development costs aggregating to $4.1 million. The Predecessor recorded impairment charges related to its operating properties, land held for development and sale, and properties under development of $14.3 million for the period from January 1, 2010 to November 9, 2010. These impairment charges are included in discontinued operations in the consolidated statements of operations and comprehensive income (loss).

Investment in Unconsolidated Real Estate Affiliates

        According to the guidance related to the equity method of accounting for investments, a series of operating losses of an investee or other factors may indicate that an other-than-temporary decline in value of our investment in the Unconsolidated Real Estate Affiliates has occurred. The investment in each of the Unconsolidated Real Estate Affiliates is evaluated periodically and as deemed necessary for valuation declines below the carrying amount. Accordingly, in addition to the property-specific impairment analysis that we perform at the venture level for such joint ventures (as part of our operating property impairment process described above), we also considered whether there were other-than-temporary declines with respect to the carrying values of our unconsolidated real estate affiliates.

        We did not record any provision for impairment related to our Investments in Unconsolidated Real Estate Affiliates for the year ended December 31, 2012, for the year ended December 31, 2011, for the period November 10, 2010 through December 31, 2010 or for the period January 1, 2010 through November 9, 2010.

General

        Impairment charges could be taken in the future if economic conditions change or if the plans regarding our assets change. Therefore, we can provide no assurance that material impairment charges with respect to our assets, including operating properties, construction in progress and investments in Unconsolidated Real Estate Affiliates, will not occur in future periods. We will continue to monitor circumstances and events in future periods to determine whether impairments are warranted.

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

        The accounting principles for fair value measurements establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers consist of:

  •
  Level 1—defined as observable inputs such as quoted prices for identical assets or liabilities in active markets;

  •
  Level 2—defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

  •
  Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

        Note 5 includes a discussion of properties measured at fair value on a non-recurring basis using Level 2 and Level 3 inputs and the fair value of debt, which is estimated using Level 2 and Level 3 inputs.

Foreign Currency Translation

        The functional currencies for our international joint ventures are their local currencies. Assets and liabilities of these investments are translated at the rate of exchange in effect on the balance sheet date and results of operations are translated at the weighted average exchange rate for the period. Translation adjustments resulting from the translation of assets and liabilities are accumulated in Capital as a component of accumulated other comprehensive loss. Translation of operations is reflected in Capital in other comprehensive income.

Transactions with Affiliates

        GGP directly performs functions such as payroll, benefits, and insurance for TRCLLC and related costs for such functions are either charged directly to or allocated, as applicable, to TRCLLC.

Reorganization Items

        Reorganization items are expense or income items that were incurred or realized by the Debtors as a result of the Chapter 11 Cases and are presented separately in the Consolidated Statements of Operations and Comprehensive Income (loss) of the Predecessor. Reorganization items include professional fees and similar types of expenses and gains on liabilities subject to compromise directly related to the Chapter 11 Cases, resulting from activities of the reorganization process, and interest earned on cash accumulated by the Debtors as a result of the Chapter 11 Cases. We recognized a net expense on reorganization items of $52.7 million for the period January 1, 2010 through November 9, 2010. These amounts exclude reorganization items that are currently included within discontinued operations. We did not recognize any reorganization items during the years ended December 31, 2012 and 2011, or in the Successor period of 2010.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, estimates and assumptions have been made with respect to fair values of assets and liabilities for purposes of applying the acquisition method of accounting, the useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, impairment of long-lived assets and fair value of debt. Actual results could differ from these and other estimates.

NOTE 3 ACQUISITIONS, DISPOSITIONS AND INTANGIBLES

Acquisitions and Dispositions

        During 2012, we sold our interest in nine offices, six regional malls and one hotel for aggregate sales proceeds of $62.2 million.

Intangible Assets and Liabilities

        The following table summarizes our intangible assets and liabilities:

	Gross Asset (Liability)	Accumulated (Amortization)/ Accretion	Net Carrying Amount
	(In thousands)
As of December 31, 2012
Tenant leases:
In-place value	$117,908	$(51,319)	$66,589
Above-market	147,993	(52,760)	95,233
Below-market	(96,176)	33,330	(62,846)
Ground leases:
Above-market	(9,127)	787	(8,340)
Below-market	49,952	(5,214)	44,738
As of December 31, 2011
Tenant leases:
In-place value	$301,949	$(102,713)	$199,236
Above-market	316,402	(72,173)	244,229
Below-market	(187,976)	42,975	(145,001)
Ground leases:
Above-market	(9,127)	420	(8,707)
Below-market	98,515	(3,745)	94,770

        The gross asset balances of the in-place value of tenant leases are included in Buildings and equipment in our Consolidated Balance Sheets. The above-market tenant leases and below-market ground leases are included in prepaid expenses and other assets (Note 10); the below-market tenant leases and above-market ground leases are included in accounts payable and accrued expenses (Note 11) in our Consolidated Balance Sheets.

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3 ACQUISITIONS, DISPOSITIONS AND INTANGIBLES (Continued)

        Amortization/accretion of these intangibles had the following effects on our loss from continuing operations:

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
	(In thousands)
Amortization/accretion effect on continuing operations	$(42,107)	$(62,407)	$(8,912)	$(6,774)

        Future amortization of these intangibles is estimated to decrease results from continuing operations as follows:

Year	Amount
(In thousands)
2013	$29,403
2014	24,916
2015	21,199
2016	17,305
2017	12,056

NOTE 4 DISPOSITIONS, DISCONTINUED OPERATIONS AND GAINS (LOSSES) ON DISPOSITIONS OF INTERESTS IN OPERATING PROPERTIES

        All of our dispositions and distributions of properties for all periods presented are included in discontinued operations in our consolidated financial statements.

Distribution of Certain Assets and Liabilities to GGP

        As discussed in Note 2, pursuant to the Plan, prior to the Effective Date, TRCLP distributed various operating properties to GGP, Inc. in 2010 and TRCLLC distributed various operating properties

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4 DISPOSITIONS, DISCONTINUED OPERATIONS AND GAINS (LOSSES) ON DISPOSITIONS OF INTERESTS IN OPERATING PROPERTIES (Continued)

to GGP in 2012 and 2011. The operations of these distributed properties have been reported as discontinued operations.

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
	(In thousands)
Retail and other revenue	$174,740	$495,094	$81,343	$1,170,875
Land sales	—	—	—	32,234

Total revenues	174,740	495,094	81,343	1,203,109

Retail and other operating expenses	116,545	354,992	64,269	734,273
Land sales operations	—	—	—	39,711
Provisions for impairment and other gains/losses	13,810	4,031	—	14,336

Total expenses	130,355	359,023	64,269	788,320

Operating income	44,385	136,071	17,074	414,789
Interest expense, net	(34,555)	(95,185)	(17,974)	(336,627)
Other expenses	—	(5,029)	2,318	49,686

Net income from operations	9,830	35,857	1,418	127,848
(Provision for) benefit from income taxes	(524)	(1,021)	(159)	468,294
Allocation to noncontrolling interest	—	—	—	(2,388)
Gain on dispositions	10,984	1,328	—	1,945

Net income from discontinued operations	$20,290	$36,164	$1,259	$595,699

NOTE 5 FAIR VALUE

Fair Value of Operating Properties

        We estimated fair value relating to impairment assessments based upon discounted cash flow and direct capitalization models that included all projected cash inflows and outflows over a specific holding period, or the negotiated sales price, if applicable. Such projected cash flows are comprised of contractual rental revenues and forecasted rental revenues and expenses based upon market conditions and expectations for growth. Capitalization rates and discount rates utilized in these models are based upon a reasonable range of current market rates for each property analyzed. Based upon these inputs, we determined that our valuations of properties using a discounted cash flow or a direct capitalization model were classified within Level 3 of the fair value hierarchy. For the properties for which the estimated fair value was based on negotiated sales prices, we determined that our valuation was classified within Level 2 of the fair value hierarchy.

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5 FAIR VALUE (Continued)

        The following table summarizes losses recorded within earnings as a result of changes in fair value:

	Total Loss
	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
	(In thousands)
Investments in real estate(1)	$(13,810)	$(4,031)	$—	$(14,336)

(1)
Refer to Note 2 for more information regarding impairment.

Fair Value of Financial Instruments

        The fair values of our financial instruments approximate their carrying amount in our consolidated financial statements except for debt. Management's estimates of fair value are presented below for our debt as of December 31, 2012 and 2011.

	December 31, 2012		December 31, 2011
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)
Fixed-rate debt	$2,061,943	$2,031,404	$4,440,481	$4,473,007

        We estimated the fair value of Mortgages, notes and other loans payable using Level 2 and Level 3 inputs based on recent financing transactions, estimates of the fair value of the property that serves as collateral for such debt, historical risk premiums for loans of comparable quality, current London Interbank Offered Rate ("LIBOR"), U.S. treasury obligation interest rates and on the discounted estimated future cash payments to be made on such debt. The discount rates estimated reflect our judgment as to what the approximate current lending rates for loans or groups of loans with similar maturities and credit quality would be if credit markets were operating efficiently and assume that the debt is outstanding through maturity. We have utilized market information as available or present value techniques to estimate the amounts required to be disclosed. Since such amounts are estimates that are based on limited available market information for similar transactions and do not acknowledge transfer or other repayment restrictions that may exist in specific loans, it is unlikely that the estimated fair value of any of such debt could be realized by immediate settlement of the obligation.

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6 UNCONSOLIDATED REAL ESTATE AFFILIATES

Condensed Combined Financial Information of Unconsolidated Real Estate Affiliates

        Following is summarized financial information for our Unconsolidated Real Estate.

	December 31, 2012	December 31, 2011
	(In thousands)
Condensed Combined Balance Sheets—Unconsolidated Real Estate Affiliates
Assets:
Land	$209,914	$403,067
Buildings and equipment	1,136,014	2,873,684
Less accumulated depreciation	(268,197)	(755,136)
Developments in progress	97,921	83,341

Net property and equipment	1,175,652	2,604,956
Investment in unconsolidated joint ventures	1,201,044	758,372

Net investment in real estate	2,376,696	3,363,328
Cash and cash equivalents	293,442	163,444
Accounts and notes receivable, net	26,620	63,560
Deferred expenses, net	95,911	70,633
Prepaid expenses and other assets	71,940	71,923

Total assets	$2,864,609	$3,732,888

Liabilities and Owners' Equity:
Mortgages, notes and loans payable	$1,170,380	$1,831,987
Accounts payable, accrued expenses and other liabilities	281,922	270,949
Owners' equity	1,412,307	1,629,952

Total liabilities and owners' equity	$2,864,609	$3,732,888

Investment In and Loans To/From Unconsolidated Real Estate Affiliates, Net:
Owners' equity	$1,412,307	$1,629,952
Less joint venture partners' equity	(887,050)	(956,804)
Excess investment/ basis differences*	379,665	1,052,190

Investment in and loans to/from
Unconsolidated Real Estate Affiliates, net	$904,922	$1,725,338

*
Includes gain on investment in Aliansce of $19.8 million.

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6 UNCONSOLIDATED REAL ESTATE AFFILIATES (Continued)

	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
	(In thousands)
Condensed Combined Statements of Income—Unconsolidated Real Estate Affiliates
Revenues:
Minimum rents	$267,370	$316,239	$42,693	$251,181
Tenant recoveries	78,974	111,204	15,091	89,444
Overage rents	11,430	14,752	2,457	4,286
Land Sales	—	—	—	75,067
Management and other fees(1)	31,114	35,920	4,693	59,626
Other	21,465	16,345	1,215	15,592

Total revenues	410,353	494,460	66,149	495,196

Expenses:
Real estate taxes	21,755	36,931	4,800	29,105
Property maintenance costs	10,819	17,706	3,226	15,329
Marketing	3,996	6,114	1,676	3,756
Other property operating costs	55,359	70,221	9,364	103,032
Land sales operations	—	—	—	59,327
Provision for doubtful accounts	1,352	3,518	174	2,686
Property management and other costs(2)	10,420	12,507	1,842	11,239
General and administrative(1)	30,492	27,458	2,337	34,894
Provisions for impairment	—	109	—	157
Depreciation and amortization	76,759	105,208	12,946	80,466

Total expenses	210,952	279,772	36,365	339,991

Operating income	199,401	214,688	29,784	155,205
Interest income	10,404	18,171	2,274	19,333
Interest expense	(106,143)	(133,078)	(17,649)	(102,201)
(Provision for) benefit from for income taxes	116	(164)	(66)	(1,395)
Equity in income of unconsolidated joint ventures	49,200	54,207	9,526	43,479

Income from continuing operations	152,978	153,824	23,869	114,421
Discontinued operations	—	—	—	55,077
Allocation to noncontrolling interests	(2,314)	(3,666)	96	864

Net income attributable to joint venture partners	$150,664	$150,158	$23,965	$170,362

Equity In (Loss) Income of Unconsolidated Real Estate Affiliates:
Net income attributable to joint venture partners	$150,664	$150,158	$23,965	$170,362
Joint venture partners' share of income	(84,052)	(91,390)	(13,974)	(62,250)
Amortization of capital or basis differences	(31,376)	(40,337)	(7,536)	(34,801)
Loss on Highland Mall conveyance	—	—	—	(29,668)
Discontinued operations	—	—	—	(6,569)

Equity in (loss) income of Unconsolidated Real Estate Affiliates	$35,236	$18,431	$2,455	$37,074

(1)
Primarily includes activity from Aliansce (defined below)

(2)
Includes management fees charged to the unconsolidated joint ventures by General Growth Management, Inc.

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6 UNCONSOLIDATED REAL ESTATE AFFILIATES (Continued)

        The Unconsolidated Real Estate Affiliates represents our investments in real estate joint ventures that are not consolidated. We hold interests in domestic joint ventures and two international joint ventures. Generally, we share in the profits and losses, cash flows and other matters relating to our investments in Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. GGP manages most of the properties owned by these joint ventures. As we have joint control of these ventures with our venture partners, we account for these joint ventures under the equity method.

        On January 29, 2010, our Brazilian joint venture, Aliansce Shopping Centers S.A. ("Aliansce"), commenced trading on the Brazilian Stock Exchange, or BM&FBovespa, as a result of an initial public offering of Aliansce's common shares in Brazil (the "Aliansce IPO"). Our ownership interest in Aliansce was approximately 31% at December 31, 2010 as a result of the stock sold in the Aliansce IPO. As a result of the IPO dilution, we recorded a gain of $9.7 million on our investment in Aliansce.

        On December 13, 2012, as a result of a secondary public offering of Aliansce's common shares in Brazil, our ownership interest was diluted from 31% to approximately 28%. As a result of the dilution, we recorded a gain of $19.8 million on our investment in Aliansce.

        As of December 31, 2012, we held a 28% non-controlling ownership interest in, Aliansce, as well as, a 35% non-controlling interest in a large regional mall, Shopping Leblon, in Rio de Janeiro (Brazil). The ownership interests in Aliansce and Shopping Leblon are accounted for under the equity method. However, our investment in Aliansce is an ownership interest in approximately 43,800,000 shares of the public real estate operating company.

        Our proportionate share of the mortgages, notes and loans payable of our unconsolidated real estate affiliates was $392 million as of December 31, 2012 and $721 million as of December 31, 2011. There can be no assurance that the Unconsolidated Properties will be able to refinance or restructure such debt on acceptable terms or otherwise, or that joint venture operations or contributions by us and/or our partners will be sufficient to repay such loans.

NOTE 7 MORTGAGES, NOTES AND LOANS PAYABLE

        Mortgages, notes and loans payable are summarized as follows:

	December 31, 2012(1)	December 31, 2011
	(In thousands)
Fixed-rate debt:
Collateralized mortgages, notes and loans payable	$1,265,015	$2,674,532
Corporate and other unsecured term loans	796,928	1,765,949

Total Mortgages, notes and loans payable	$2,061,943	$4,440,481

(1)
Includes $21.7 million of adjustments related to market rate adjustments

        The weighted-average interest rate, excluding the effects of deferred finance costs on our collateralized mortgages, notes and loans payable was 5.49% at December 31, 2012 and 5.46% at December 31, 2011. The weighted average interest rate on the remaining corporate unsecured fixed-rate debt was 6.51% at December 31, 2012 and 6.75% at December 31, 2011.

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7 MORTGAGES, NOTES AND LOANS PAYABLE (Continued)

        As of December 31, 2012, TRCLLC is obligated on approximately $700.5 million of publicly-traded unsecured bonds with maturities between November 2013 and November 2015 and interest rates ranging from 5.375% to 6.75%. We have $91.8 million of publicly-traded unsecured bonds which mature in 2013. TRCLLC expects to remain current with respect to its debt obligations and be able to access additional funds as required from GGP.

        The bonds have covenants, including ratios of secured debt to gross assets and total debt to total gross assets. We are not aware of any instances of non-compliance with such covenants as of December 31, 2012. We repaid the $349.5 million bond on September 17, 2012, when it matured, with available cash on hand. On December 3, 2012, we exercised our right to an early redemption and repaid our $600.1 million bond, which previously bore interest of 6.75% and was due in May 2013. As a result of the early redemption, we were required to pay a prepayment fee of $15.0 million. The prepayment fee is recorded as Loss on extinguishment of debt in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Collateralized Mortgages, Notes and Loans Payable

        As of December 31, 2012, $2.7 billion of land, buildings and equipment (before accumulated depreciation) and construction in progress have been pledged as collateral for our mortgages, notes and loans payable. Certain of these secured loans representing $189.1 million in debt, are cross-collateralized with other properties. Although a majority of the $2.1 billion of fixed and variable rate collateralized mortgage notes and loans payable are non-recourse, $34.1 million of such mortgages, notes and loans payable are recourse to the Company as guarantees on secured financings. In addition, certain mortgage loans contain other credit enhancement provisions (primarily master leases for all or a portion of the property) which have been provided by GGP. Certain mortgages, notes and loans payable may be prepaid but are generally subject to a prepayment penalty equal to a yield-maintenance premium, defeasance or a percentage of the loan balance.

NOTE 8 INCOME TAXES

        TRCLLC is a limited liability company, which is an entity disregarded for federal income tax purposes and we are not liable for federal income taxes. TRCLLC is a subsidiary of GGP which has elected to be taxed as a REIT. As a disregarded entity, the Company does not file a federal income tax return. The Company's state tax returns for the tax years 2008 through 2012 are subject to examination by state and local authorities.

        However, prior to the Effective Date, TRCLP, as a subsidiary of GGP, Inc. (which operated as a REIT), owned and operated several taxable REIT subsidiaries ("TRS") entities that were taxable corporations that were used by REITs generally to engage in nonqualifying REIT activities or perform nonqualifying services. Therefore we were liable for federal and state income taxes with respect to such TRS entities. Prior to the Effective Date, pursuant to the Plan, these TRS entities were distributed to Old GGP. The provision for (benefit from) income taxes relative to these TRS entities are reported in discontinued operations in the Predecessor period. Subsequent to the distribution to GGP, Inc. of the TRS entities, the Successor had zero deferred tax balances.

        The distribution of TRS entities to GGP, Inc. significantly changed the Successor's exposure to income taxes. Substantially all of the taxable activities within the Predecessor were distributed. The vast

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8 INCOME TAXES (Continued)

majority of the Successor's activities will be conducted as a limited liability company, which is an entity disregarded for federal income tax purposes as discussed above.

        The provision for (benefit from) income taxes for the year ended December 31, 2012, for the year ended December 31, 2011, the period from November 10, 2010, through December 31, 2010 and the period from January 1, 2010 through November 9, 2010 were as follows:

	Successor			Predecessor
	Year ended December 31, 2012	Year ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
	(In thousands)
Current	$(3)	$286	$14	$98
Deferred	—	—	—	—

Total from Continuing Operations	$(3)	$286	$14	$98
Current	(524)	(1,021)	(159)	(27,933)
Deferred	—	—		(440,361)

Total from Discontinued Operations	(524)	(1,021)	(159)	(468,294)

Total	$(527)	$(735)	$(145)	$(468,196)

        Total provision for (benefit from) income taxes computed for continuing and discontinued operations by applying the Federal corporate tax rate for the year ended December 31, 2012, for the year ended December 31, 2011, the period from November 10, 2010, through December 31, 2010 and the period from January 1, 2010 through November 9, 2010 were as follows:

	Successor			Predecessor
	Year ended December 31, 2012	Year ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
	(In thousands)
Tax at statutory rate on earnings from continuing operations before income taxes	$(6,213)	$(22,779)	$(1,094)	$(22,746)
State income taxes, net of Federal income tax benefit	(3)	286	14	98
Tax at statutory rate on limited liability company or partnership earnings not subject to Federal income taxes	6,213	22,779	1,094	22,746
Tax expense (benefit) from discontinued operations	(524)	(1,021)	(159)	(468,294)

Provision for (benefit from) income taxes	$(527)	$(735)	$(145)	$(468,196)

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9 RENTALS UNDER OPERATING LEASES

        We receive rental income from the leasing of retail and other space under operating leases. The minimum future rentals based on operating leases of our consolidated properties at December 31, 2012 are as follows:

Year	Amount
(In thousands)
2013	$169,463
2014	155,061
2015	142,136
2016	125,981
2017	103,195
Subsequent	304,110

        Minimum future rentals exclude amounts which are payable by certain tenants based upon a percentage of their gross sales or as reimbursement of operating expenses and amortization of above and below-market tenant leases. Such operating leases are with a variety of tenants, the majority of which are national and regional retail chains and local retailers, and consequently, our credit risk is concentrated in the retail industry.

NOTE 10 PREPAID EXPENSES AND OTHER ASSETS

        The following table summarizes the significant components of prepaid expenses and other assets as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
	(In thousands)
Above-market tenant leases, net (Note 3)	$95,233	$244,229
Below-market ground leases, net (Note 3)	44,738	94,770
Security and escrow deposits	14,724	45,211
Prepaid expenses	2,258	4,962
Other non-tenant receivables	2,219	8,822
Other	3,592	2,407

Total prepaid expenses and other assets	$162,764	$400,401

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11 ACCOUNTS PAYABLE AND ACCRUED EXPENSES

        The following table summarizes the significant components of accounts payable and accrued expenses as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
	(In thousands)
Below-market tenant leases, net (Note 3)	$62,846	$145,001
Above market ground leases, net (Note 3)	8,340	8,707
Accrued interest	13,014	32,397
Accounts payable and accrued expenses	40,791	63,641
Accrued real estate taxes	1,876	12,818
Deferred gains/income	5,462	5,707
Accrued payroll and other employee liabilities	1,066	15,940
Construction payable	2,093	5,722
Tenant and other deposits	1,906	3,398
Conditional asset retirement obligation liability	1,303	4,474
Other	25,434	41,791

Total accounts payable and accrued expenses	$164,131	$339,596

NOTE 12 COMMITMENTS AND CONTINGENCIES

        In the normal course of business, from time to time, we are involved in legal proceedings relating to the ownership and operations of our properties. In management's opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on our consolidated financial position, results of operations or liquidity.

        We lease land or buildings at certain properties from third parties. Rental payments are expensed as incurred and have, to the extent applicable, been straight-lined over the term of the lease.

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
	(In thousdands)
Contractual rent expense, including participation rent	$7,075	$6,069	$827	$5,499
Contractual rent expense, including participation rent and excluding amortization of above- and below-market ground leases and straight-line rent	4,713	3,666	485	2,936

GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12 COMMITMENTS AND CONTINGENCIES (Continued)

        The following table summarizes the contractual maturities of our long-term commitments. Long-term debt and ground leases include the related acquisition accounting fair value adjustments:

	2013	2014	2015	2016	2017	Subsequent	Total
	(In thousands)
Long-term debt principal	$113,231	$497,052	$703,794	$240,173	$421,634	$86,059	$2,061,943
Ground lease payments	3,173	3,173	3,173	3,173	3,173	56,413	72,278

Total	$116,404	$500,225	$706,967	$243,346	$424,807	$142,472	$2,134,221

NOTE 13 SUBSEQUENT EVENTS

        On February 14, 2013, we redeemed the $91.8 million of unsecured notes due November 26, 2013 (the "Notes") The Notes were redeemed in cash at the "Make-Whole Price" as defined in the applicable indenture plus accrued and unpaid interest up to, but excluding, the redemption date. We expect to incur debt extinguishment costs of approximately $3 million in connection with the redemption in the first quarter of 2013.

* * * * *

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  Exhibit 99.1
GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC. CONSOLIDATED BALANCE SHEETS
GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC. CONSOLIDATED STATEMENTS OF CAPITAL
GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
GGP—TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS